Mary Kwan
(212) 596-9830
 mary.kwan@ropesgray.com
November 16, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Lauren Hamill

Re:	Westchester Capital Funds (the "Trust") (Registration Nos. 333-187583 and 811-22818)

Dear Ms. Hamill,

On September 27, 2017, you provided oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Mary Kwan of Ropes & Gray LLP, counsel to the Funds, regarding the Trust's Post-Effective Amendment  No. 9 ("PEA No. 9") to its Registration Statement on Form N-1A.  PEA No. 9 was filed principally to register Investor Class and Institutional Class shares of WCM Alternatives: Credit Event Fund (the "Fund"), a new series of the Trust.  The Fund appreciates this opportunity to respond to the Staff's comments. The Staff's comments and the Fund's responses are set forth below. At the your request, we shared a draft response of this letter with you before filing it as correspondence.  During a telephonic conversation held with you following the Staff's review of that draft, the Staff re-issued comments 3 and 5.  Our responses to those re-issued comments are each designated as a "Supplemental Response" below.

Prospectus

1.
Comment:  Footnote 3 to the "Fee and Expenses of the Fund" table references an expense limitation agreement.  Please confirm that the expense limitation agreement will be effective through at least one year from the effective date of the 485(b) Amendment.

Response:  The Trust confirms that the expense limitation agreement is effective through at least one year from the effective date of the 485(b) Amendment.

- 2 -	November 16, 2017
2.
Comment:  Footnote 3 to the "Fee and Expenses of the Fund" table references an expense limitation agreement.  Please briefly describe under what circumstances the Fund's Board of Trustees may terminate the expense limitation agreement.

Response:  It is not anticipated that the Board of Trustees will terminate the expense limitation agreement during its term, though the terms of the contract would permit them to do so.  Accordingly, the Trust respectfully declines to make any changes in response to this comment.

3.
Comment:  Footnote 3 to the "Fee and Expenses of the Fund" table references an expense limitation agreement.  As currently written, the fee recoupment period under the fee waiver could be longer than three years from the date of the waiver, please remove the fee waiver from the table and footnotes or confirm that the Registrant has conducted a FAS 5 analysis and concluded that recoupment is not probable.

Response:  Under the expense limitation agreement, the Fund is not obligated to reimburse any reduced or waived fees more than three years after the end of the fiscal year in which the fee was reduced or waived or the expense was borne.  Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Supplemental Response:  The Fund confirms, however, that it intends to review the applicable accounting standards with its fund accountants and, if necessary, revise its expense limitation arrangements, perform any required analyses, and/or take such other actions as may be necessary as a result of that review.

4.
Comment:  Footnote 3 to the "Fee and Expenses of the Fund" table references an expense limitation agreement.  Please confirm that the recoupment of any waived or reimbursed fees may only be made if such recoupment may be made within the lesser of the expense limit in place at the time of recoupment or that in place at the time of reimbursement.  Please further revise the disclosure accordingly.

Response:  The Trust confirms that under the expense limitation agreement the Fund is  not obligated to reimburse any reduced or waived management fees (or reimbursed expenses) in any year where such reimbursement shall cause the total annual expenses of the Fund's Institutional Class shares or Investor Class shares to exceed 1.64% or 1.89%, respectively.  In addition, the Fund confirms that any obligation to reimburse any reduced or waived management fees (or reimbursed expenses) would be subject to any expense limitations then in effect as well.

5.
Comment:  The Fund has "credit event" in its name.  Pursuant to Rule 35d-1 under the Investment Company Act of 1940, an investment company is required to invest at least 80% of its assets in the type of investment suggested by its name ("80% policy"). Because "Credit Event" describes a type of investment rather than an investment strategy, please adopt an 80% policy with respect to the term "credit event" in the Fund's name and revise the disclosure accordingly.

- 3 -	November 16, 2017
Response:  The Trust observes that the adopting release for Rule 35d-1 states that "[Rule 35d-1] does not apply to fund names that incorporate terms such as "growth" and "value" that connote types of investment strategies as opposed to types of investments." The Trust believes that "credit event" investing is an investment style and that the phrase "credit event" does not connote a type of investment within the meaning of Rule 35d-1.  For example, the Fund may invest in a wide variety of types of investments in effecting its investment strategy.  Accordingly, Rule 35d-1 does not apply and the Fund respectfully declines to adopt an 80% policy.

Supplemental Response:  The Fund acknowledges that other funds with potentially related terms in their names, such as "Special Situation" and "Spin-Off," have adopted 80% policies in response to Staff comments.

6.
Comment:  In the section titled "Principal Investment Strategies," it states that "Under normal market conditions, the Fund will invest principally in fixed income and other investments related to catalyst-driven opportunities . . . ."  While an investment company can use any reasonable definition of the terms used in its name, a Fund should take care to explain the term used in its name in discussing its investment objectives and strategies.  Please confirm whether "catalyst-driven opportunities" equates to "credit event" opportunities and revise as appropriate, or define or describe credit event opportunities in discussing the Fund's investment objectives and strategies.  Please also confirm whether the Fund will "invest principally" in credit event related opportunities.

Response:  The Trust has reviewed the referenced language and has made clarifying changes, where appropriate.

7.
Comment:  In the section titled "Principal Investment Strategies," it states that "The Fund seeks to make investments that the Adviser believes will appreciate in value or be re-paid early. . ."  Please explain what is meant by the phrase "will. . . be re-paid early."  Please also include risk disclosure for repayment risk to the section titled "Principal Risks."

Response:  In certain instances, such as re-capitalizations, restructurings, re-financings, and acquisitions, an issuer may re-pay outstanding debt, including debt trading at levels below par, before the debt's stated maturity.  The Trust has made clarifying changes to the disclosure.  With respect to "repayment risk," the Trust respectfully refers the Staff to the disclosure on counterparty risk.

8.
Comment:  Please ensure that each principal type of investment described in the section titled "Principal Investment Strategies" has a corresponding risk disclosure in the section titled "Principal Risks."

Response:  The Trust believes that the principal risks of a fund are those that are tied to investing in the fund itself, not necessarily those risks with respect to each separate permissible investment type in its portfolio. The Trust has evaluated the Fund's principal risk disclosure and believes it discloses "the principal risks of investing in the Fund, including the risks to which the Fund's particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund's net asset value, yields, or total return" in accordance with Item 9(c) of Form N-1A.

- 4 -	November 16, 2017
9.
Comment:  In the section titled "Principal Investment Strategies," it states that ". . . the Fund's total notional investment exposure may exceed its net assets significantly."  Please revise the disclosure using plain English.

Response:  The disclosure has been revised as follows (new language denoted by underline):  The Fund may use derivative instruments, short sale positions, repurchase agreements, credit facilities and other means to create investment exposure or leverage and the Fund's total investment exposure may exceed its net assets significantly.

10.
Comment:  In the section titled "Principal Investment Strategies," it states that "Among the investment strategies the Adviser may use on behalf of the Fund are the following . . . ."  Please consider adding further disclosure that the Adviser may use some, none or all of the principal strategies at any given time, if applicable.

Response:  The Trust has added the requested disclosure.

11.
Comment:  "Distressed/Restructuring" is listed as an investment strategy under the Section titled "Principal Investment Strategies."  Please consider revising the caption to "Distressed/ Restructuring Strategies" for formatting consistency.

Response:  The requested revision has been made.

12.
Comment:  The following sentence in the subsection titled "Option Strategies" is confusing:  "The Fund may also sell or buy options on one or more baskets of stocks or bonds, of the securities of or an industry sub-group."  Please revise the sentence.

Response:  The disclosure has been revised as follows (new language denoted by underline):  The Fund may also sell or buy options on one or more ~~baskets of~~ stocks or bonds or on a basket of stocks or bonds, ~~of the securities of or an~~ including those of issuers in the same industry or industry sub-group.

13.
Comment:  The subsection titled "Option Strategies" states both that "The Fund may sell or buy call or put options on its portfolio securities" and that "The Fund may sell or buy call or put options on substantially all of its portfolio securities."   Please supplementally explain which sentence is most accurate, and revise the disclosure accordingly.  If the more qualified sentence is most accurate, please disclose which, if any, of its portfolio securities the Fund cannot buy or sell call or put options on.

- 5 -	November 16, 2017
Response:  The Fund has reviewed the reference language and has made clarifying changes, where appropriate.

14.
Comment:  The subsection titled "Merger-Arbitrage Strategy" references a "'spread' described above" but there is no such description above.  Please add a description of the "spread" or remove the reference to the citation.

Response:  The requested revision has been made.

15.
Comment:  The subsection titled "Other Strategies" states that "the Fund's Adviser may invest in other investments or utilize other strategies, including other event-driven and market neutral strategies."  Please explain whether the phrase "other event-driven . . . strategies" refers to strategies other than credit driven strategies, and revise the disclosure as appropriate.

Response:  The disclosure has been revised as follows (new language denoted by underline):  the Fund's Adviser may invest in other investments or utilize other strategies, including ~~other~~ non credit-related event driven and market neutral strategies.

16.	Comment: The subsection titled "Other Strategies" references "market neutral strategies." Please explain what "market neutral strategies" means using plain English.

Response:  The disclosure has been expanded as follows:  A market neutral strategy is a type of investment strategy that seeks to profit irrespective of whether prices in the market more generally are broadly increasing or decreasing.  The performance of a successfully implemented market neutral strategy should have relatively low levels of correlation to the performance of the market overall.

17.
Comment:  The subsection titled "Other Strategies" states that "The success of any strategy employed by the Fund's Adviser will largely depend upon, among other things, the Adviser's skill in evaluating the likelihood of the successful completion of a particular catalyst or a related event."  Please consider moving this sentence to the "Management Risk" subsection under the section titled "Principal Risks."

Response:  The requested revision has been made.

18.
Comment:  In the section titled "Principal Investment Strategies," it states both that "The Fund may invest in . . . derivative instruments, including options, swaps and structured notes, and other similar securities" and that "The Fund may use derivative instruments of any kind . . ."  Please consider whether these sentences are consistent with each other and revise the disclosure as appropriate.  If the Fund reserves the flexibility to use any kind of derivative, please disclose the specific type of derivative instruments that the Fund intends to use as part of its principal investment strategy, if not already disclosed.

- 6 -	November 16, 2017
Response:  The disclosure has been revised, where appropriate, as follows (new language denoted by underline): The Fund may invest in any derivative instruments, including options, swaps and structured notes, and other similar securities.

The Fund has evaluated its principal investment strategy disclosure and confirms that it discloses the "principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest" in accordance with Item 9(b) of Form N-1A.

19.
Comment:   The Staff notes that the disclosures pursuant to Items 4 and 9 of Form N-1A describe how the Adviser will decide which securities, and to what extent, to sell.  Please also describe how the Adviser will decide which securities, and to what extent, to buy.

Response:  The Fund respectfully submits that the description of the Fund's principal investment strategies describes how the Fund selects investments, while the referenced disclosure describes more generally when and how the Fund might to determine to exit an existing position.

20.
Comment:  In the subsection titled "Debt Securities Risk," please consider adding disclosure on call risk, extension risk and repayment risk to the extent that they represent principal risks to the Fund.

Response:  The Fund has made revisions in line with the Staff's request to the extent those risks represent principal risks of investing in the Fund and were not already disclosed.

21.
Comment:  In the subsection titled "Other Risks," it states that "Certain portfolio management techniques described in this prospectus . . . may be considered senior securities . . . ."  Please explain what type of portfolio management techniques may be considered senior securities.

Response:  The Fund respectfully declines to make changes in response to this comment.  The Fund respectfully notes that the referenced discussion is included within the disclosure regarding the Principal Risks of investing in the Fund and that identifying the specific techniques that may be considered senior securities – which are described in the section of the Prospectus describing the Fund's principal investment strategies, as required by Form N-1A – does not further the purpose of the risk disclosure.

- 7 -	November 16, 2017
22.
Comment:  In the subsection titled "Annual Total Returns," please provide a statement to the effect that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future, as required by Item 4(b)(2)(i) of Form N-1A.

Response:  The Fund does not have any past performance.  The Fund intends to add the requested disclosure when it has past performance that it may show in its registration statement.

23.	Comment: In the subsection titled "Portfolio Managers," please disclose the length of service of each portfolio manager, as required by Item 5(b) of Form N-1A.

Response:  The disclosure has been revised as follows (new language denoted by underline):  Mr. Roy D. Behren, Mr. Michael T. Shannon, and Mr. Steven V. Tan have served as co-portfolio managers since the Fund's inception.

24.	Comment: In the subsection titled "Purchase and Sale of Fund Shares," please consider including disclosure regarding the time of day that the Fund will calculate its net asset value.

Response:  The Trust has evaluated the referenced disclosure and believes the Fund's statement of "when calculations of net asset value are made," including the disclosure regarding the time as of which the Fund's net asset value is calculated, is in accordance with Item 11(a)(2) of Form N-1A.  Accordingly, the Trust respectfully declines to add additional disclosure.

25.	Comment: The strategy disclosure in Item 4 and Item 9 are essentially identical. Please revise the disclosures so that the disclosure in Item 4 is a summary of the disclosure in Item 9.

Response:  The Trust has reviewed and made revisions to address the Staff's comment.

26.
Comment: The strategy disclosure in Item 9 appears to use a row of asterisks as a section divider.  Please supplementally explain what is meant by the intended separation between the content before the asterisk and the content after the asterisks.  Please consider revising the disclosure to use a worded caption instead of symbols.

Response:  The Trust has deleted the referenced asterisks.

27.
Comment:  In the subsection "Debt Securities Risk," please include disclosure on the current interest rate environment, including that the U.S. Federal Reserve has recently begun to raise interest rates and that if continued, could heighten interest rate and redemption risks in ways that are difficult for the Fund to predict.

- 8 -	November 16, 2017
Response:  The requested disclosure has been added.

28.	Comment: In the subsection "Debt Securities Risk," please consider disclosing any principal risks to the Fund in the event that the U.S. Federal Reserve starts to sell off its holdings of bonds.

Response:  The Fund has added risk disclosure related to the prospect of governments reducing their recent accommodative economic and fiscal policies.

29.
Comment:  In the subsection "Merger-Arbitrage and Event-Driven Risk," it states "Accordingly, the Fund has historically underperformed the broad equity markets under certain market conditions, such as some periods when there has been rapid appreciation in the equity markets, and may continue to do so in the future."  Please remove this disclosure as the Fund has not yet had any historical performance.

Response:  The disclosure has been removed and replaced as follows (new language denoted by underline):  Accordingly, event driven and market neutral strategies have historically underperformed the broad equity markets under certain market conditions, such as some periods when there has been rapid appreciation in the equity markets, and may continue to do so in the future.

30.	Comment: The Staff notes that the subsection titled "Options Risk" includes disclosure on call options. Please also include disclosure on put options.

Response:  The requested disclosure has been added.

31.
Comment:  The Staff notes that the subsection titled "Options Risk" includes disclosure on the risks associated with the selling of covered call options.  Please also include disclosure on the risk associated with uncovered call options.

Response:  The Fund does not intend to write uncovered call options as part of its principal investment strategies.  Accordingly, the Trust respectfully declines to add additional disclosure.

32.
Comment:  In the subsection titled "Options Risk," please include disclosure that options-related investment activities of the Fund may increase its portfolio turnover rates and the amount of commissions the Fund will pay.

Response: The requested disclosure has been added.

- 9 -	November 16, 2017
33.	Comment: In the section titled "Investment Adviser," please name the affiliate of the Adviser referenced.

Response:  The Trust respectfully declines to identify the adviser because it serves only as an adviser to a fund offered only on a private placement basis.

34.	Comment: In the section titled "Investment Adviser," please revise the disclosure on the expense limitation agreement and recoupment consistent with the Staff's Comments 1 through 4 above.

Response:  To the extent the Fund makes change in response to the Staff's Comments 1 through 4 above, similar changes will be made to the referenced disclosure.

35.	Comment: In the subsection titled "Portfolio Managers," please include the month and year in the disclosure regarding each portfolio manager's length service.

Response:  The Fund states that each portfolio manager has served "since inception" and believes the disclosure states the "length of service" in accordance with Item 5(b) of Form N-1A.  Accordingly, the Trust respectfully declines to add additional disclosure.

36.
Comment:  In the section titled "How to Purchase Shares," it states that "Shares of the Fund may be purchased at NAV . . . ."  Because the disclosure on calculating NAV appears after this section, please consider rearranging the current disclosure on calculating NAV to precede this section or disclosing NAV calculation in this section.

Response:  The Trust respectfully declines to reorganize the disclosure but has added cross references to enhance reader comprehension as to how the referenced sections relate to each other.

37.
Comment:  In the section titled "Redemptions," it states that "the shareholder will receive a check based on the NAV next determined after the redemption request has been received, which may be more or less than the amount originally invested."  Please disclose the number of days following receipt of shareholder redemption requests in which the Fund typically expects to pay out redemption proceeds to redeeming shareholders, as required by Item 11(c)(7) of Form N-1A pursuant to the New Rule 22e-4 under the U.S. Investment Company of 1940 (the "Liquidity Rule").

Response:  The requested disclosure has been added.

38.
Comment:  Please add disclosure regarding the methods that the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, as required by Item 11(c)(8) of Form N-1A pursuant to the Liquidity Rule.

- 10 -	November 16, 2017
Response:  The requested disclosure has been added.

39.
Comment:  In the subsection "Additional Information on Redemptions," it states that "If a shareholder's transactions at any time reduce an Investor Class shareholder's account in the Fund to below $1,000 in value or an Institutional Class shareholder's account in the Fund to below $750,000 in value, the Fund may notify the shareholder that, unless the account is brought up to at least such minimum amount, the Fund may, within 30 days, redeem all shares in the account and close it by making payment to the shareholder."  Please include disclosure that such a redemption of shares could create a taxable event for the shareholder.

Response:  The requested revision has been made.

40.
Comment:  In the section "Dividends, Distributions And Taxes," please consider revising the disclosure to more clearly explain what return of capital distributions might result from by referencing the phrase "return of capital" in the discussion on the difference between the Fund's book income and the sum of its taxable income and net tax-exempt income.

Response:  We have considered the comment and we respectfully decline to make any changes at this time.

SAI

1.
Comment:  In the section "Investment Objectives, Policies, And Risks," it states that "Because the following is a combined description of investment strategies and risks for both Funds . . . ."  Please revise the sentence to reflect that the disclosure applies to all three Funds.  Please also make conforming changes to any related references.

Response: The disclosure has been revised as follows (new language denoted by underline):  Because the following is a combined description of investment strategies and risks for all three Funds . . . .

2.
Comment:  In the section "Investment Restrictions," it states "Certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the SEC to be senior securities, provided that a fund segregates cash or liquid securities in an amount necessary to pay the obligation or the fund holds an offsetting commitment from another party. These investment practices include repurchase and reverse repurchase agreements, swaps, dollar rolls, options, futures and forward contracts."  Please describe the Fund's cover and asset segregation policies for these types of investments.

- 11 -	November 16, 2017
Response:  The Fund respectfully declines to add additional disclosure. As a threshold matter, the Fund believes that its asset segregation policies and practices are consistent with the requirements under the Investment Company Act of 1940 and relevant Staff guidance. The Fund further notes however, that (i) in the years following the Staff's initial guidance concerning asset segregation in "Release 10666" in 1979, it has issued "more than thirty no-action letters to funds concerning the maintenance of segregated accounts" and (ii) is currently revisiting, in whole, requirements and guidance concerning asset segregation. The Fund believes that there is neither a regulatory requirement to add disclosure to state that the Fund's asset segregation practices are in accord with the requirements of the Investment Company Act of 1940 Act and SEC staff guidance.

 The Fund believes that as a general matter a discussion of asset segregation is not one easily understood by many investors, particularly unsophisticated ones. In that regard, the Fund believes that the disclosure, in its current form, adequately and clearly describes relatively comprehensibly its practices (and risks) concerning asset segregation. It is further believed that, in this particular case, referencing the Investment Company Act of 1940 and the SEC staff guidance – particularly in light of the current rule proposal with respect to derivative instruments – potentially adds an unnecessary layer of complexity.

3.
Comment:  Please confirm that with respect to the Fund's concentration policy, the Fund will use reasonable efforts to look through to the concentration of any affiliated and underlying fund in determining the Fund's compliance with its own limits on concentration.

Response:  The Fund's adviser only sponsors two other registered investment companies and the Fund does not expect to invest in either of them.

4.
Comment:  In the section "Investment Restrictions," it states that "When identifying industries for purposes of its concentration policy, WCM Alternatives: Credit Event Fund may rely upon available industry classifications. WCM Alternatives: Credit Event Fund takes the position that . . .derivative instrument counterparties are not considered to be part of any industry."  Please provide the legal basis for not considering derivative instrument counterparties as part of any industry.

Response:  The Trust notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself.  The value of a derivative typically changes largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part.  For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer.  Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this comment.

- 12 -	November 16, 2017
5.	Comment: Please disclose whether the Fund's principal underwriter has adopted a code of ethics.

Response:  The requested disclosure has been added.

6.
Comment:  In the section "Codes of Ethics," it states that "The Merger Fund, WCF and the Adviser have adopted a joint code of ethics under Rule 17j-1 of the 1940 Act (the "Code of Ethics")."  Please consider revising the disclosure to reference the funds instead of the trusts.

Response:  The Fund has added disclosure identifying the Funds covered by the referenced Code of Ethics.

* * * * *

Please direct any questions concerning this letter to the undersigned at (212) 596-9830.

Very truly yours,

/s/ Mary Kwan
Mary Kwan